Exhibit (a)(5)(C)

EFiled: Oct 02 2013 01:02PM EDT Transaction ID 54316916 Case No. 8970-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES WILLIAMS, on behalf of himself	)
and all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
OFFICIAL PAYMENTS HOLDINGS, INC.,	)
CHARLES W. BERGER, MORGAN P.	)
GUENTHER, JAMES C. HALE, ALEX P.	)
HART, DAVID A. POE, ZACHARY F.	)
SADEK, KATHERINE A. SCHIPPER,	)
OLYMPIC ACQUISITION CORP., and ACI	)
WORLDWIDE INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public stockholders of Official Payments Holdings Inc. (“OPAY” or the “Company”) against the members of OPAY’s Board of Directors (the “Board” or the “Individual Defendants”) to enjoin a proposed transaction (the “Proposed Transaction”) announced on September 23, 2013, pursuant to which OPAY will be acquired by ACI Worldwide, Inc. (“ACI”).

2. On September 23, 2013, the Board caused OPAY to enter into a definitive agreement and plan of merger (the “Merger Agreement”) with ACI and its wholly-owned subsidiary, Olympic Acquisition Corp. (“Merger Sub”), pursuant to which Merger Sub will commence a tender offer (the “Tender Offer”) to acquire all of the issued and outstanding shares of common stock of the Company for $8.35 per share. The Proposed Transaction is valued at approximately $109 million.

3. The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize stockholder value and deprives OPAY’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, OPAY, ACI, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

5. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of OPAY common stock.

6. Defendant OPAY is a Delaware corporation and maintains its principal executive offices at 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092. OPAY is a leading provider of electronic payment solutions that provides its clients with payment solutions for taxes, court fees, utilities, education, rent, and insurance. The Company trades on the NASDAQ Global Select Market under the ticker symbol “OPAY.”

7. Defendant Charles W. Berger (“Berger”) has served as a director of OPAY since January 2002. He is currently a member of the Nominating and Governance Committee and the Data Security Committee.

8. Defendant Morgan P. Guenther (“Guenther”) has served as a director of OPAY since August 1999. He is the Chairman of the Nominating and Governance Committee and a member of the Compensation Committee.

9. Defendant James C. Hale (“Hale”) has served as a director of OPAY since 2011. He is currently Chairman of the Board, Chairman of the Audit Committee, and a member of the Compensation Committee.

10. Defendant Alex P. Hart (“Hart”) has served as President, Chief Executive Officer (“CEO”), and a director of OPAY since August 2010.

11. Defendant David A. Poe (“Poe”) has served as a director of OPAY since 2008. He is the Chairman of the Data Security Committee and a member of the Audit Committee and of the Nominating and Governance Committee.

12. Defendant Zachary F. Sadek (“Sadek”) has served as a director of OPAY since 2009. He is the Chairman of the Compensation Committee.

13. Defendant Katherine A. Schipper (“Schipper”) has served as a director of OPAY since April 2011. She is a member of the Audit Committee and of the Data Security Committee.

14. The defendants identified in paragraphs 7 through 13 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of OPAY, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of OPAY.

15. Each of the Individual Defendants at all relevant times had the power to control and direct OPAY to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all OPAY stockholders.

16. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

17. The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

18. Defendant ACI is a Michigan corporation with its corporate headquarters located at 3520 Kraft Road, Suite 300, Naples, Florida 34105.

19. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of ACI created to effect the Proposed Transaction.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public stockholders of OPAY (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of September 30, 2013, there were approximately 16,732,000 shares of OPAY common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23. Questions of law and fact are common to the Class, including, among others:

a.	Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.	Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

27. According to its website, for more than fifteen years, OPAY has been a leading provider of electronic payment solutions by providing its clients with the most reliable way to process their bills. The Company’s network of partnerships enables it to offer the largest selection of payment services and solutions. With over twenty million transactions processed totaling $8.3 billion last year alone, OPAY has been the proven choice for electronic payment solutions since 1994. The Company provides customers with payment solutions for taxes, court fees, utilities, education, rent, insurance, and more.

28. On May 9, 2013, OPAY issued a press release wherein it announced its results from the second quarter of fiscal year 2013. Among other things, the Company reported its sixth consecutive quarter of positive adjusted EBITDA. Individual Defendant Hart commented:

We’re very pleased to report a sixth consecutive quarter of positive Adjusted EBITDA. We’re particularly excited about the launch of electronic bill delivery (e-Bill) and mobile payment apps for the iPad, iPhone, and Android phones and tablets, all of which will give consumers even more ways to utilize our services. On the operations front, our platform consolidation project continues to progress, and the infrastructure upgrade we completed last year yielded tremendous results during the recently completed tax season. We handled a peak volume of 460,000 transactions on April 15th without incident, a record number of transactions, but well below our peak capacity: as a result of the infrastructure upgrade, our system is capable of handling one million transactions in a 24 hour period.

The record IRS tax season bodes very well for our anticipated third quarter results and is cause for optimism for the remainder of FY13 and beyond[.] . . . The most critical part of tax season occurs between March 1st and April 21st, and IRS transactions during that period were up 74% versus last year and dollar volume was up 82% versus last year. These increases were driven by a combination of the quality and availability of our upgraded user interfaces across multiple channels, a sizeable increase in volume from taxpayers who use TurboTax to calculate and pay their federal income taxes (up more than 100% for both transactions and dollars), the fact that we were listed in the first position on the list of payment providers on the IRS website, our improved search engine optimization and email marketing efforts, the reintroduction of our ChoicePay brand for taxpayers seeking more inexpensive payment options, and the ongoing increase in the adoption of electronic tax filing and electronic payment. The quality of this tax season, and our continued ability to handle significant increases in volume without incident, gives us confidence that we’re on the right track, technologically, operationally and financially.

29. On August 6, 2013, OPAY issued a press release wherein it announced its results from the third quarter of fiscal year 2013. Among other things, the Company reported its seventh consecutive quarter of positive adjusted EBITDA. OPAY reported revenue from continuing operations of $45.8 million, an increase of $6.6 million compared to the third quarter of fiscal 2012. As Individual Defendant Hart commented, “We’re confident that we’ve positioned ourselves for even better financial results in fiscal year 2014.”

The Proposed Transaction

30. Despite the Company’s prospects for future growth and success, the Company entered into the Merger Agreement on September 23, 2013, pursuant to which Merger Sub will commence the Tender Offer to acquire all of the issued and outstanding shares of common stock of the Company for $8.35 per share. Pursuant to the Proposed Transaction, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation.

31. The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, ACI, Merger Sub, and their respective subsidiaries own at least fifty percent of the outstanding Company common stock, then ACI will execute a short-form merger, which will not require the consent of the Company’s stockholders.

32. On September 23, 2013, OPAY filed a Form 8-K with the SEC, attaching as Exhibit 2.1 the Merger Agreement.

33. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor ACI and are calculated to unreasonably dissuade potential suitors from making competing offers.

34. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 7.3 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 7.3(a) of the Merger Agreement states, in relevant part:

The Company shall, and shall cause the Company Subsidiary, and shall use reasonable best efforts to cause the Company Representatives to, (i)

immediately cease and cause to be terminated any discussions or negotiations with any parties (other than Parent, Merger Sub and the Parent Representatives) that may be ongoing as of the date hereof with respect to a Takeover Proposal and (ii) use reasonable best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such other parties (to the extent that the Company has the right to cause such Persons to return or destroy such confidential information under a confidentiality agreement (or other similar agreement) with such Persons). The Company shall not, and shall cause the Company Subsidiary and shall use reasonable best efforts to cause the Company Representatives not to, (A) directly or indirectly solicit, initiate or knowingly encourage any Takeover Proposal, (B) enter into any agreement or agreement in principle with respect to a Takeover Proposal, or (C) participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Third Party any information with respect to, any Takeover Proposal[.]

35. Further, pursuant to Section 7.3(c) of the Merger Agreement, the Company must advise ACI, within 48 hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal.

Section 7.3(c) of the Merger Agreement states:

The Company shall promptly (and in any event, within 48 hours) advise Parent of the Company’s receipt of any request for information related to a Takeover Proposal or any Takeover Proposal and the material terms and conditions of such request or Takeover Proposal; provided that the Company shall have no obligation to disclose to Parent the identity of the Person making the Takeover Proposal. Promptly (and in any event, within 48 hours) upon determination by the Company Board that a Takeover Proposal constitutes a Superior Proposal, the Company shall deliver to Parent a written notice advising it that the Company Board has made such determination, specifying the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal. In connection with any notice required hereby, the Company shall promptly (and in any event, within 48 hours) provide to Parent copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Takeover Proposal or sent or provided by the Company to any third party in connection with any Takeover Proposal. The Company agrees that it and the Company Subsidiary shall not enter into any agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 7.3.

36. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants ACI a “matching right” with respect to any “Superior Proposal” made to the Company. Section 7.3(b) of the Merger Agreement provides:

Notwithstanding any provision of this Section 7.3 to the contrary, at any time prior to the Offer Closing, the Company Board may: (i) withdraw (or not make or continue to make) or modify in a manner adverse to Parent or Merger Sub the Company Recommendation; (ii) approve or recommend a Superior Proposal (any action described in the foregoing clause (i) or this clause (ii), a “Company Adverse Recommendation Change”); and/or (iii) enter into an agreement regarding a Superior Proposal if (x) in the case of an action described in any such clause above, the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Shareholders under applicable Law, (y) in the case of an action described in clause (ii) or clause (iii) above: (A) the Company has given Parent four Business Days’ prior written notice (the “Notice Period”) of its intention to take such action in accordance with the second sentence of Section 7.3(c); (B) the Company has attached to such notice the most current version of the proposed agreement or a reasonably detailed summary of the material terms and conditions of any such Superior Proposal (which version or summary will be updated in accordance with Section 7.3(c)); (C) the Company has caused its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed (1) that in the event that there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Company shall notify Parent of such material revision in compliance with Section 7.3(c) and the Notice Period shall be extended, if applicable, to ensure that at least two Business Days lapse between the time the Company notifies Parent of any such material revision and (2) that there shall only be two extensions of the Notice Period); and (D) the Company Board shall have considered in good faith any proposed changes to this Agreement proposed in writing by Parent and shall not have determined that the Superior Proposal would no longer constitute a Superior Proposal if such changes were to be given effect, and (z) in the case of an action described in clause (iii) above: (I) the Company has complied with its obligations under this Section 7.3 (excluding any de minimis failure to comply); (II) the Company shall have terminated this Agreement in accordance with the provisions of Section 9.1(c)(ii) hereof; and (III) the Company shall pay Parent the Termination Fee in accordance with Section 9.4.

37. Further locking up control of the Company in favor of ACI is Section 9.4 of the Merger Agreement, which contains provision for a “Termination Fee” of $5.2 million payable by the Company to ACI if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

38. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

39. In addition, in connection with the Merger Agreement, ACI entered into a separate agreement with a fund affiliated with Parthenon Capital Partners (“Parthenon”), which owned 10.8 percent of all outstanding shares of common stock of OPAY as of May 6, 2013. Under the agreement, Parthenon agreed to tender shares beneficially owned by it in the Tender Offer.

40. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of OPAY is materially in excess of the amount offered in the Proposed Transaction.

41. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

42. As a result, defendants have breached their fiduciary duties they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their OPAY common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

43. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

44. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of OPAY’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance OPAY’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of OPAY’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of OPAY; and (f) disclose all material information to the Company’s stockholders.

45. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

46. As alleged herein, the Individual Defendants have initiated a process to sell OPAY that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of OPAY at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of OPAY’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

47. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

48. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against OPAY, ACI, and Merger Sub)

49. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

50. Defendants OPAY, ACI, and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, OPAY provided, and ACI and Merger Sub obtained, sensitive non-public information concerning OPAY and thus had unfair advantages that are enabling them to acquire the Company at an unfair and inadequate price.

51. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their OPAY shares.

52. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: October 2, 2013	RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310
Attorneys for Plaintiff